UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2026

RF ACQUISITION CORP III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43125	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-07
Singapore, 238164

(Address of principal executive offices)

Registrant’s telephone number, including area code: +65 98203007

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right to receive one-tenth of one ordinary share	RFAMU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	RFAM	The Nasdaq Stock Market LLC
Rights, each right entitling the holder thereof to one-tenth of one ordinary share	RFAMR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On July 9, 2026, RF Acquisition Corp III, a Cayman Islands exempted company with limited liability (“RFAC III”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among RFAC III, HCC Healthcare Pte. Ltd., a Singapore private company limited by shares (“HCC Healthcare”), and HCC Merger Sub Limited, a Cayman Islands exempted company with limited liability and a direct wholly-owned subsidiary of HCC Healthcare (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of RFAC III, HCC Healthcare and Merger Sub.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) immediately prior to the closing of the transactions contemplated in the Business Combination Agreement (the “Closing”), HCC Healthcare will effect a recapitalization (the “Recapitalization”) converting each ordinary share of HCC Healthcare (each, a “Company Ordinary Share”) into such number of Company Ordinary Shares, such that following the Recapitalization each Company Ordinary Share shall be valued at $10.00 per share based on a $500,000,000 total equity value on a fully-diluted basis; and (ii) following the Recapitalization, RFAC III will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger and continuing as a direct wholly-owned subsidiary of HCC Healthcare. The Merger, the Recapitalization and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.” Capitalized terms used in this Current Report on Form 8-K (this “Current Report”) but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each issued and outstanding Acquiror Ordinary Share will automatically be cancelled and converted into such one newly issued Company Ordinary Share as determined in accordance with the terms of the Business Combination Agreement, (ii) each outstanding Acquiror Right will cease to be a right with respect to Acquiror Ordinary Shares and will be exchanged for one-tenth (1/10th) of one Company Ordinary Share, and (iii) each share of Merger Sub issued and outstanding will remain outstanding as shares of Merger Sub which will be a direct wholly-owned subsidiary of HCC Healthcare.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The parties have also agreed, among other things, that at the Closing, the board of directors of HCC Healthcare will comprise seven directors, of whom six are designated by HCC Healthcare and one is designated by Alfa 30 Limited (the “Founder”).

Conditions to Each Party’s Obligations

The obligations of RFAC III and HCC Healthcare to consummate the Business Combination are subject to certain closing conditions, including but not limited to: (i) the Registration Statement (as defined below) having become effective; (ii) approval by the RFAC III and HCC Healthcare shareholders of the Business Combination and the other transaction proposals having been obtained; (iii) Company Ordinary Shares having been approved for listing on either Nasdaq Stock Market (“Nasdaq”) or the New York Stock Exchange (the “NYSE”) (subject to official notice of issuance); (iv) the accuracy of representations and warranties to various standards, from de minimis to material adverse effect; (v) material compliance with pre-closing covenants; (vi) the bring-down to closing of a representation that no material adverse effect has occurred (both for RFAC III and HCC Healthcare); and (vii) the absence of a legal prohibition on consummating the Business Combination.

Termination

The Business Combination Agreement may be terminated under customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to: (i) by mutual written consent of HCC Healthcare and RFAC III; (ii) by either HCC Healthcare or RFAC III if any governmental authority has enacted, issued, promulgated, enforced or entered any law or governmental order that is then in effect and has the effect of making the Closing illegal or otherwise prevents or prohibits consummation of the Closing, other than any such restraint that is immaterial; (iii) by HCC Healthcare if RFAC III’s shareholder approval of the Business Combination has not been obtained by reason of the failure to obtain the required vote at the RFAC III shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof; (iv) by HCC Healthcare if RFAC III’s board of directors has publicly announced its proposal to, or has publicly announced its resolution to, withhold or withdraw, or to qualify, amend or modify in a manner detrimental to obtaining RFAC III shareholder approval; (v) by RFAC III, prior to the Closing and by written notice to HCC Healthcare, if (a) there is any breach of any representation, warranty, covenant or agreement on the part of HCC Healthcare or Merger Sub set forth in the Business Combination Agreement such that the conditions to closing would not be satisfied at the Closing (subject to a cure period of up to forty-five (45) days if such breach is curable and HCC Healthcare is using its reasonable best efforts to cure), or (b) the Closing has not occurred on or before the date falling 270 days after the date of the Business Combination Agreement, unless RFAC III is in material breach of the Business Combination Agreement; (vi) by RFAC III, if shareholder approval has not been obtained by HCC Healthcare within thirty-five (35) business days after the Registration Statement has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”); or (vii) by HCC Healthcare, prior to the Closing and by written notice to RFAC III, if (a) there is any breach of any representation, warranty, covenant or agreement on the part of RFAC III set forth in the Business Combination Agreement such that the conditions to closing would not be satisfied at the Closing (subject to a cure period of up to thirty (30) days if such breach is curable and RFAC III is using its reasonable best efforts to cure), or (b) provided HCC Healthcare has delivered the required audited and interim financial statements, if the Closing has not occurred on or before the Agreement End Date, unless HCC Healthcare is in material breach of the Business Combination Agreement.

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 hereto.

Company Holders’ Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, RFAC III, HCC Healthcare and certain of HCC Healthcare’s shareholders entered into a customary voting support and lock-up agreement (the “Company Holders’ Support Agreement”), pursuant to which such Company Shareholders have agreed, among other things: (a) to vote in favor of the Business Combination Agreement and the Business Combination; (b) to vote against any proposals that would materially impede the Business Combination; (c) not to sell or transfer any of their Company Ordinary Shares prior to the Company Shareholder Approval; and (d) certain Company Shareholders have agreed to a lock-up of the Company Ordinary Shares they hold for a period of six (6) months following the Closing of the Business Combination.

The foregoing description of the Company Holders’ Support Agreement is subject to and qualified in its entirety by reference to the full text of the Company Holders’ Support Agreement, a copy of which is attached as Exhibit 10.1 hereto.

Founder’s Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, RFAC III, the Founder and HCC Healthcare entered into a customary voting support and lock-up agreement (the “Founder’s Support Agreement”), pursuant to which the Founder has agreed to, among other things: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of RFAC III called to seek approval of the Business Combination and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) vote against any proposals that would materially impede the Business Combination or any other transaction proposal; and (iv) a lock-up of the Company Ordinary Shares it will receive pursuant to the Merger (subject to certain exceptions) for a period of up to six (6) months following the Closing of the Business Combination.

The foregoing description of the Founder’s Support Agreement is subject to and qualified in its entirety by reference to the full text of the Founder’s Support Agreement, a copy of which is attached as Exhibit 10.2 hereto.

Registration Rights Agreement

In connection with the Closing, HCC Healthcare, the Founder, EarlyBirdCapital, Inc. (“EBC”), certain equityholders of RFAC III (the “Founder Equityholders”) and certain equityholders of HCC Healthcare will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), amending and restating the existing Registration Rights Agreement, dated as of February 12, 2026, by and between RFAC III, the Founder and EBC, pursuant to which, among other things, HCC Healthcare agreed to register for resale on Form F-1 or, if available, Form F-3, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain securities of HCC Healthcare that are held by the Founder, the Founder Equityholders, EBC and certain equityholders of HCC Healthcare (collectively, the “Holders”). The Registration Rights Agreement will provide the Holders with certain demand and piggyback registration rights and permits certain Holders to engage in block trades, in each case subject to customary cutback provisions and other limitations set forth therein.

Under the Registration Rights Agreement, HCC Healthcare will agree to indemnify the Holders of registrable securities and their respective officers, directors and each person who controls such Holders (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement, or omission or alleged omission of a material fact in any registration statement, prospectus or any amendment thereof or supplement thereto pursuant to which such Holders sell their registrable securities, except insofar as such liability arose from information furnished in writing by such Holder expressly for use therein, and such Holders will agree to indemnify HCC Healthcare, its officers, directors and agents and each person who controls HCC Healthcare (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue statement of a material fact or any omission of a material fact in any registration statement, prospectus or any amendment thereof or supplement thereto pursuant to which such Holders sell their registerable securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.3 to this Current Report and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 9, 2026, RFAC III and HCC Healthcare issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information furnished under this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filing under the Securities Act, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “communication”) includes “forward-looking statements” within the meaning of the Securities Act, and section 21E of the Exchange Act, with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of HCC Healthcare, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of RFAC III and HCC Healthcare, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of RFAC III or HCC Healthcare is not obtained; the risk that the Business Combination disrupts current plans and operations of RFAC III or HCC Healthcare as a result of the announcement and consummation of the Business Combination; the ability of HCC Healthcare to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq or the NYSE, as the case may be, following the Business Combination; failure to realize the anticipated benefits of the Business Combination; risk relating to the uncertainty of the projected financial information with respect to HCC Healthcare;

the amount of redemption requests made by RFAC III’s shareholders and the amount of funds available in the RFAC III trust account; HCC Healthcare’s ability to attract new and retain existing customers in a cost effective manner, competitive pressures in and any disruption to the industry in which HCC Healthcare and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RFAC III’s Quarterly Reports on Form 10-Q, the Registration Statement and other documents filed by RFAC III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither RFAC III nor HCC Healthcare presently know, or that RFAC III or HCC Healthcare currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect RFAC III’s and HCC Healthcare’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or RFAC III’s or HCC Healthcare’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. RFAC III and HCC Healthcare anticipate that subsequent events and developments may cause their assessments to change. However, while RFAC III and HCC Healthcare may elect to update these forward-looking statements at some point in the future, RFAC III and HCC Healthcare specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by HCC Healthcare nor RFAC III or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing RFAC III’s or HCC Healthcare’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of HCC Healthcare and RFAC III contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the HCC Healthcare, RFAC III or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This communication relates to a proposed Business Combination between HCC Healthcare and RFAC III. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of RFAC III for their consideration.

RFAC III, HCC Healthcare and Merger Sub intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to RFAC III’s shareholders in connection with RFAC III’s solicitation for proxies for the vote by RFAC III’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to RFAC III’s shareholders in connection with the completion of the proposed Business Combination. RFAC III and HCC Healthcare also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, RFAC III will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that RFAC III will send to its shareholders in connection with the Business Combination. RFAC III’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with RFAC III’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about RFAC III, HCC Healthcare, and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by RFAC III, without charge, at the SEC’s website located at www.sec.gov or by directing a request to RFAC III. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

RFAC III and HCC Healthcare and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from RFAC III’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RFAC III’s shareholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about RFAC III’s directors and executive officers in RFAC III’s final prospectus filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1*	Business Combination Agreement, dated as of July 9, 2026, by and among RF Acquisition Corp III, HCC Merger Sub Limited, and HCC Healthcare Pte. Ltd.

10.1	Company Holders’ Support and Lock-Up Agreement and Deed, dated as of July 9, 2026, by and among RF Acquisition Corp III, HCC Healthcare Pte. Ltd., and the other parties named therein.

10.2	Founder’s Support and Lock-Up Agreement and Deed, dated as of July 9, 2026, by and among RF Acquisition Corp III, HCC Healthcare Pte. Ltd., and Alfa 30 Limited.

10.3	Form of Registration Rights Agreement, by and among HCC Healthcare Pte. Ltd., Alfa 30 Limited, EarlyBirdCapital, Inc., and the other parties named therein.

99.1	Press Release, dated July 9, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). RFAC III agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2026

RF ACQUISITION CORP III

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer